News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
23 April 2014

INTERIM MANAGEMENT STATEMENT

Reed Elsevier, the professional information company, has issued a statement reporting on the trading performance for the first quarter of 2014 and reaffirming the outlook for the full year.

Reed Elsevier

•	First quarter underlying revenue growth rates across Reed Elsevier, excluding biennial exhibition cycling, remained broadly consistent with full year 2013, with some small variations by market and geography.

•	We continued the transformation of our business, primarily through organic investment.

•	We supported our organic growth strategy with selective small acquisitions of content and data assets, including Innovata and Tracesmart, and with the disposal of Buyerzone.

•	Reed Elsevier’s financial position remained strong with good cash generation.

•	We previously announced our intention to deploy a total of £600m on share buybacks in 2014 as part of our pragmatic approach to ensuring that the value compounding within the business translates into shareholder value. So far we have completed £250m of this total, leaving a further £350m to be deployed by the end of the year.

•	Full year outlook: The outlook for 2014 is unchanged. We remain confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth.

Trading performance and full year outlook by business area:

Scientific, Technical & Medical

•	Revenue drivers were broadly unchanged on last year. In primary research, growth in article submissions and usage remained strong across the scientific, technical and medical segments. Good growth in scientific databases & tools and electronic clinical solutions was supported by strong new sales.

•	Print book sales and pharma promotion have continued to decline, reflecting a combination of format migration and structural changes in the pharmaceutical industry.

•	Full year outlook: We expect continued volume growth and strong demand for electronic products and solutions, and continued declines in print book and pharma promotion revenues. Overall we expect another year of modest underlying revenue growth in 2014.

Risk Solutions

•	The fundamental growth drivers of the Risk Solutions business remained strong in the first quarter. Revenue growth in the insurance segment continued to be driven by good take up of new products and services across the insurance workflow and expansion into adjacent market verticals.

•	Business Services growth reflected strong demand for identity authentication and fraud detection solutions across markets. The US mortgage refinancing market slowdown continued into the first quarter as expected. In Government, strong revenue growth in state & local markets was tempered by the lingering effects of the slowdown in federal markets that occurred in the fourth quarter of 2013.

•	Full year outlook: The outlook for the federal government segment and mortgage refinancing market remains uncertain, but overall we continue to expect good underlying revenue growth across market segments.

Business Information

•	Major Data Services maintained strong growth in the first quarter, driven by Accuity, ICIS and XpertHR.

•	Leading Brands and Other Business Magazines & Services remained stable.

•	Full year outlook: We continue to expect good underlying growth in Major Data Services and stable Leading Brands and Other Business Magazines & Services.

Legal

•	In the US and in our major European markets, conditions remained subdued in the first quarter. Other international markets continued to achieve good growth.

•	New platform and product releases were rolled out as planned, with customer activations and usage progressing well.

•	Full year outlook: We will continue the roll out of our new technology platforms and products, and will maintain our focus on process improvement. We expect our customer markets to remain subdued, however, limiting the scope for underlying revenue growth.

Exhibitions

•	In the first quarter the US and Japan continued to achieve strong growth, and European events saw modest overall growth.

•	In other markets we continued to generate strong growth, although growth rates in some emerging markets were slightly below prior year levels.

•	Full year outlook: We continue to expect good underlying growth in the US and Japan, and limited growth in Europe. In other markets we expect growth to remain strong, albeit at a slightly lower rate than in 2013.

-ENDS-

Enquiries

Paul Abrahams (Media) Tel: +44 20 7166 5724	Colin Tennant (Investors) Tel: +44 20 7166 5751

FORWARD-LOOKING STATEMENTS
This Interim Management Statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Notes to editors
About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs more than 28,000 people, including almost 14,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £18bn/€22bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.